Comparison of Existing Advisory Agreement and Proposed Advisory Agreement

Provisions only in ASGI IMA	Differences in provisions contained in both IMAs
General: The Proposed Advisory Agreement provides ASGI with the ability to delegate many of ASGI’s duties to a sub-adviser, provided that ASGI will monitor the sub-adviser, subject to the direction and control of the Board.

Proxy Voting. ASGI will vote all proxies received in connection with securities held by the Master Fund or waive the voting of proxies in its sole discretion.  ASGI may also delegate voting of proxies and the discretion to waive the voting of any or all proxies to any sub-adviser (see 2d). Currently, it is anticipated that all or a substantial portion of voting rights in connection with proxies will be waived.

Evaluation of Economic Conditions. ASGI will obtain and evaluate pertinent economic, statistical, financial and other information affecting the economy generally and collective investment vehicles, individual companies or industries the securities of which are included in the Master Fund or are under consideration for inclusion in the Master Fund (see 2e.ii).

Fair Value. ASGI will provide assistance to the Master Fund’s custodian regarding the fair value of securities held by the Master Fund for which market quotations are not readily available (see 2e.v).

Compliance.  ASGI will assume responsibility for maintaining the Master Fund’s status as a regulated investment company under Subchapter M of the Code.  Mesirow will, subject to its appointment as sub-advisor, assist ASGI and provide certain compliance-related information and certifications to ASGI to enable ASGI to properly oversee the Master Fund’s compliance.

Trade Aggregation. ASGI is permitted, but not obligated, to aggregate trades in the best interest of the Master Fund and other clients (see 2e.x).  Given the Master Fund’s fund of funds strategy, the practical application of this particular provision is unlikely to occur.

Expenses. Paragraph 3 of the Proposed Advisory Agreement specifically references the following expenses to be paid by the Master Fund: (k) stock certificates; (l) membership dues; (r) transparency aggregators; and (s) nonrecurring extraordinary expenses. Although not specifically referenced, each of these items would be a Master Fund expense under the Existing Advisory Agreement.

Notifications. ASGI must notify the Master Fund in writing if (1) there is a failure of ASGI to be registered as an investment adviser; (2) receives notice of any action, suit, proceeding, inquiry or investigation; or (3) a chief executive officer or ultimate parent company of ASGI or the portfolio manager of the Master Fund changes (see 10).

Expenses. Both Agreements provide that the Master Fund will pay for research fees, and the Proposed Advisory Agreement provides that the Master Fund will pay expenses related to third-party research and ongoing due diligence of pooled funds in which the Master Fund invests (except as may be provided for in a sub-advisory agreement) and the managers of such pooled investment vehicles. ASGI intends to hire a sub-adviser that will be primarily responsible for performing and paying for due diligence on underlying managers.  ASGI does not itself currently anticipate incurring a material amount of research-related fees or expenses.

Non-Exclusivity. The non-exclusivity Paragraph 5 of the Existing Advisory Agreement is qualified by the requirement that services provided to the Master Fund are not impaired. ASGI, as with WFAAM, has a fiduciary duty to the Master Fund that effectively prohibits ASGI from servicing other clients to the detriment of the Master Fund.

Supplemental Arrangements. Paragraph 6 in the Proposed Advisory Agreement, which provides that ASGI may enter into arrangements with other persons affiliated with ASGI, is not subject to the requirement that ASGI supervise such affiliated person.

Governing Law. Governing law for the Proposed Advisory Agreement is North Carolina.  Governing law for Existing Advisory Agreement is Delaware.

Advisory Fee. Advisory fee for the Proposed Advisory Agreement is accrued monthly and paid quarterly.  Advisory fee for Existing Advisory Agreement is calculated and paid monthly.  Business Day in the Existing Advisory Agreement means any day on which banks are ordinarily open for banking business in New York or Bermuda.  Business Day in the Proposed Advisory Agreement is only New York.